                                                                     Exhibit 11
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            STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
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     Net income per share is computed using the weighted average number of common shares outstanding. These shares were increased by the number of shares issuable on the exercise of options, reduced by the number of shares assumed to have been purchased with the proceeds from the exercise of these common stock equivalents. The number of shares used to calculate the earnings per share was 4,212,993 for 1995 and 4,200,537 for 1994.



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